Exhibit (e)(9)

INFORMATION ABOUT DIRECTORS

The following table sets forth the names, ages, and positions of our directors as of March 19, 2012. Our directors’ respective backgrounds and a discussion of the specific experience, qualifications, attributes, or skills of our directors that led the Board of Directors to conclude that each such person should serve as director are described following the table.

Name	Age	Position with Company
William H. Rastetter, Ph.D.(1)(2)(3)	63	Chairman of the Board
Jay T. Flatley	59	Director; President and Chief Executive Officer
A. Blaine Bowman(1)	65	Director
Daniel M. Bradbury(1)(2)	50	Director
Karin Eastham, CPA(1)(3)	62	Director
Paul C. Grint, M.D.(2)	54	Director
Gerald Möller, Ph.D.(4)	68	Director
David R. Walt, Ph.D.(3)	59	Director
Roy A. Whitfield(2)	58	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating/Corporate Governance Committee
(4)	Member of the Diagnostics Advisory Committee

William H. Rastetter, Ph.D., has been a director since November 1998 and Chairman of the Board since January 2005. Dr. Rastetter is a co-founder of Receptos, Inc., a privately-held drug discovery and development company, and has been serving as Chairman of the Board since 2009. Dr. Rastetter has also been serving as a partner of Venrock Associates, a venture capital company since August 2006. From 2007 to 2009, Dr. Rastetter was Chief Executive Officer and the Executive Chairman of Apoptos, Inc., a privately-held oncology research and development company, which was acquired by Receptos in 2009. At the end of 2005, Dr. Rastetter retired as the Executive Chairman of Biogen Idec Inc., a biopharmaceutical company. He had served in this position since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in 2003. He served as Chief Executive Officer of IDEC Pharmaceuticals, a biotechnology company, from 1986 to 2003 and as Chairman of its Board of Directors from 1996 to 2003. Additionally, he served as President of IDEC Pharmaceuticals from 1986 to 2002, and as Chief Financial Officer from 1988 to 1993. From 1982 to 1986, Dr. Rastetter served in various positions at Genentech, Inc., a biotechnology company, and previously he was an associate professor at the Massachusetts Institute of Technology. Dr. Rastetter serves as Chairman of Neurocrine Biosciences, Inc., a NASDAQ-listed biopharmaceutical company focused on neurological and endocrine diseases and disorders, and Chairman and interim-CEO of Fate Therapeutics, a privately-held company focused on developing stem cell therapeutics. Dr. Rastetter holds an S.B. in Chemistry from the Massachusetts Institute of Technology and received his M.A. and Ph.D. in Chemistry from Harvard University.

In selecting Dr. Rastetter as a nominee for election to the Board of Directors, the Board considered, among other things, Dr. Rastetter’s scientific and technical expertise combined with his business experience in leading rapidly growing companies in the life science industry. Our continued growth is dependent on scientific and technical advances, and the Board of Directors believes that Dr. Rastetter offers both strategic and technical insight into the risks and opportunities associated with our business. In addition, Dr. Rastetter’s board and executive leadership experience at other life sciences companies provides valuable strategic and governance insight to the Board of Directors as a whole.

Jay T. Flatley has served as our President and Chief Executive Officer and as a director since October 1999. Prior to joining Illumina, Mr. Flatley was co-founder, President, Chief Executive Officer, and a director of Molecular Dynamics, Inc., a NASDAQ-listed life sciences company focused on genetic discovery and analysis, from 1994 until its sale to Amersham Pharmacia Biotech Inc. in 1998. He served in various other positions of increasing responsibility with Molecular Dynamics from 1987 to 1994. From 1985 to 1987, Mr. Flatley was Vice President of Engineering and Vice President of Strategic Planning at Plexus Computers, a UNIX computer company. Mr. Flatley also serves as a director of Coherent, Inc., a NASDAQ-listed provider of photonics-based solutions to commercial and scientific research markets, and he is also a member of the Keck Graduate Institute Board of Trustees. Mr. Flatley holds a B.A. in Economics from Claremont McKenna College and a B.S. and M.S. in Industrial Engineering from Stanford University.

In selecting Mr. Flatley as a nominee for election to the Board of Directors, the Board considered, among other things, Mr. Flatley’s experience in leading and managing our remarkable growth and development over the past 10 years. The Board of Directors believes that Mr. Flatley, through his long experience with the Company and his prior executive and board experience with Molecular Dynamics, Inc., contributes to the Board’s understanding of the needs of our customers, the markets in which we compete, and the risks and opportunities associated with our product development and technological advances.

A. Blaine Bowman has been a director since January 2007. Mr. Bowman was formerly the Chairman, President, and Chief Executive Officer of Dionex Corporation, a NASDAQ-listed manufacturer of analytical instruments. Mr. Bowman retired as President and Chief Executive Officer of Dionex in 2002 and as Chairman of the Board in 2005, and he remained a director of Dionex until its sale in 2011. He joined Dionex in 1977 and was named President and Chief Executive Officer in 1980. Before joining Dionex, Mr. Bowman was a management consultant with McKinsey & Company, a management consulting firm, and a product engineer with Motorola Semiconductor Products Division, a communication equipment company. Mr. Bowman also serves as a director of ProteinSimple, a privately-held life sciences company focused on protein research through the use of nanoproteomics. He also served as a past director of Molecular Devices Corporation, a NASDAQ-listed supplier of instruments and consumables for life science researchers, from 1985 until its sale in 2007, and of Solexa, Inc. from 2006 until its sale to Illumina in 2007. Mr. Bowman received his B.S. in Physics from Brigham Young University and an M.B.A. from Stanford University.

In selecting Mr. Bowman as a nominee for election to the Board of Directors, the Board considered, among other things, Mr. Bowman’s understanding of highly technical manufacturing processes associated with scientific instruments, his business leadership experience, and his deep understanding of operational financial issues. We design and manufacture our products, many of which are sophisticated scientific instruments used by scientists and researchers. The Board of Directors believes that Mr. Bowman contributes to the Board’s understanding of the needs of our customers and the risks associated with our manufacturing processes. In addition, Mr. Bowman’s experience as a management consultant and chief executive officer of a scientific equipment manufacturer contributes to the Board’s strategic understanding and review of our business opportunities. Mr. Bowman also served as a director of Solexa, Inc. at the time we acquired Solexa, and through this position he gained an understanding of the DNA sequencing market, which is our fastest growing market, and associated product development issues.

Daniel M. Bradbury has been a director since January 2004. Mr. Bradbury has been serving as the Chief Executive Officer of Amylin Pharmaceuticals, Inc., a NASDAQ-listed biopharmaceutical company, since March 2007, as President and a board member of Amylin since June 2006, and as Amylin’s Chief Operating Officer from 2003 to June 2006. He previously served as Executive Vice President from 2000 until his promotion in 2003. He joined Amylin in 1994 and held officer-level positions in Corporate Development and Marketing since that time. From 1984 to 1994, Mr. Bradbury held a number of sales and marketing positions at SmithKline Beecham Pharmaceuticals, a global pharmaceutical manufacturer. Mr. Bradbury serves as a board member of BIOCOM, the Keck Graduate Institute’s Board of Trustees, and the San Diego Regional Economic Development Corporation. Mr. Bradbury serves on the UCSD Rady School of Management’s Advisory Council, the University of Miami’s Innovation Corporate Advisory Council, and the University of Miami’s Diabetes Research Institute Corporate Advisory Council. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

In selecting Mr. Bradbury as a past nominee for election to the Board of Directors, the Board considered, among other things, Mr. Bradbury’s management and governance experience in the biopharmaceutical industry gained primarily through his involvement in leading the continuing growth and development of Amylin, a rapidly growing, global biopharmaceutical company. The Board of Directors believes that Mr. Bradbury contributes to the Board’s understanding of the risks and opportunities faced by a rapidly growing global business. In addition, Mr. Bradbury’s experience successfully commercializing pharmaceutical products contributes to the Board’s understanding of the risks and opportunities associated with new product development in an industry regulated by the U.S. Food and Drug Administration.

Karin Eastham, CPA, has been a director since July 2004. Ms. Eastham currently provides consulting and executive coaching to companies in the healthcare industry in addition to serving on the boards of directors for several life science companies. From May 2004 to September 2008, she served as Executive Vice President and Chief Operating Officer, and as a member of the Board of Trustees, of Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From 1999 to 2004, Ms. Eastham served as Senior Vice President, Finance, Chief Financial Officer and Secretary of Diversa Corporation, a biotechnology company. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel

Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, a biopharmaceutical company, from 1976 to 1988. Ms. Eastham also serves as a director for Amylin Pharmaceuticals, Inc., a NASDAQ-listed biopharmaceutical company; Geron Corporation, a NASDAQ-listed biopharmaceutical company; and Trius Therapeutics, Inc., a NASDAQ-listed biopharmaceutical company. Ms. Eastham also served as a past director of Genoptix, Inc., a NASDAQ-listed provider of specialized diagnostic laboratory services, from 2008 until its sale in 2011; Tercica, Inc., a NASDAQ-listed biopharmaceutical company, from 2003 until its sale in 2008; and SGX Pharmaceuticals, Inc., a NASDAQ-listed biopharmaceutical company, from 2005 until its sale in 2008. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant.

In selecting Ms. Eastham as a nominee for election to the Board of Directors, the Board considered, among other things, Ms. Eastham’s understanding of biomedical research institutions combined with her business leadership and finance experience. A significant portion of our customers includes biomedical research institutions, and the Board of Directors believes that Ms. Eastham provides the Board with greater insight into the needs of such institutions. Ms. Eastham also contributes to the Board’s understanding of governance and strategy for life sciences companies through her experience as a director in our industry. Additionally, Ms. Eastham’s extensive senior management experience in the biopharmaceutical industry, particularly in key corporate finance and accounting positions, also provide the appropriate skills to serve on our Board of Directors.

Paul C. Grint, M.D., has been a director since April 2005. Dr. Grint is currently President of Cerexa, Inc., a wholly-owned subsidiary of Forest Laboratories, Inc., a pharmaceutical company. Prior to joining Cerexa, Dr. Grint served as Senior Vice President at Forest Research Institute, Inc., the scientific development subsidiary of Forest Laboratories, Inc. Prior to joining Forest Laboratories, from 2006 to 2008 Dr. Grint was Chief Medical Officer at Kalypsys Inc., a biopharmaceutical company, and during 2006 he was Senior Vice President and Chief Medical Officer at Zephyr Sciences, Inc., a biopharmaceutical company. He has held similar executive positions at Pfizer Inc., IDEC Pharmaceuticals Corporation, and Schering-Plough Corporation. Dr. Grint began his pharmaceutical career at the Wellcome Research Laboratories in the UK and received his medical degree from the University of London, St. Bartholomew’s Hospital Medical College. He is a Fellow of the Royal College of Pathologists, a member of numerous professional and medical societies, and the author or co-author of over 50 publications.

In selecting Dr. Grint as a past nominee for election to the Board of Directors, the Board considered, among other things, Dr. Grint’s product development expertise gained from more than 20 years of experience in biologics and small molecule drug development, marked by the successful development of numerous commercial products in the fields of infectious disease, immunology, and oncology, combined with his understanding of the markets that we serve. Our continued growth is dependent on developing and commercializing new products and services for both the research and clinical markets. The Board of Directors believes that Dr. Grint contributes to the Board’s understanding of the needs of research and clinical customers and the risks and opportunities associated with new product development in an industry regulated by the U.S. Food and Drug Administration.

Gerald Möller, Ph.D., has been a director since July 2010. Dr. Möller is currently an advisor at HBM Bio Ventures AG, a Swiss investment firm focusing on biotechnology, emerging pharmaceutical, medical technology, and related industries. Previously, Dr. Möller spent 23 years at Boehringer Mannheim in Germany, Japan, and the United States, where he held a number of leadership positions, including president of Decentralized Diagnostics, president of Advanced Diagnostics and Biochemicals, and chief executive officer of Boehringer Mannheim Therapeutics. In 1995 he became chief executive officer of the worldwide Boehringer Mannheim Group. Following Boehringer’s acquisition by Roche in 1998, Dr. Möller became head of Global Development and Strategic Marketing, Pharmaceuticals, and a member of the Executive Committee at Hoffmann LaRoche where he served until the end of 1998. In addition to Illumina, Dr. Möller sits on several life sciences and diagnostics boards, including Morphosys AG, a Frankfurt Stock Exchange-listed biotechnology company focusing on developing the next generation of fully human antibodies; Bionostics, Inc., a privately-held developer and manufacturer of calibrators and quality control products for diabetes diagnostics test systems; and Vivacta Limited, a privately-held medical diagnostics company. Dr. Möller also is chairman of the Foundation for Innovative New Diagnostics (FIND), a product development and implementation partnership financed in part by the Bill & Melinda Gates Foundation. He holds a Ph.D. in physical chemistry from the University of Kiel in Germany.

In selecting Dr. Möller as a past nominee for election to the Board of Directors, the Board considered, among other things, Dr. Möller’s product development and diagnostics expertise gained from more than 30 years of leadership and strategic experience at global pharmaceutical and life science companies. The Board of Directors believes that Dr. Möller’s diagnostics experience, in particular, contributes to the Board’s understanding of the growing diagnostics market and the opportunity and risks associated with such market.

David R. Walt, Ph.D., is one of our founders and has been a director and Chairman of our Scientific Advisory Board since June 1998. Dr. Walt has been the Robinson Professor of Chemistry at Tufts University since 1995 and has been a Howard Hughes Medical Institute Professor since 2006. Dr. Walt is a Member of the National Academy of Engineering, a Fellow of the American Institute of Medical and Biological Engineers, and a Fellow of the American Association for the Advancement of Science. Dr. Walt has published over 200 papers and is named as an inventor or co-inventor of over 40 patents, many of which are directed to our micro-array products. He also serves as a board member for Quanterix, Inc., a privately-held company focused on single molecule analysis for clinical diagnostics. Dr. Walt holds a B.S. in Chemistry from the University of Michigan and received his Ph.D. in Chemical Biology from SUNY at Stony Brook.

In selecting Dr. Walt as a past nominee for election to the Board of Directors, the Board considered, among other things, Dr. Walt’s scientific and technical expertise combined with his understanding of the markets that we serve. Our continued growth is dependent on scientific and technical advances, and the Board believes that Dr. Walt offers both strategic and technical insight into the risks and opportunities associated with our business. In addition, Dr. Walt’s academic and research experience provides the Board of Directors with valuable insight into the needs of our customers, many of which are scientific research institutions, and the opportunities associated with serving the research market.

Roy A. Whitfield has been a director since January 2007. Mr. Whitfield is the former Chairman of the Board and Chief Executive Officer of Incyte Corporation (formerly Incyte Genomics), a NASDAQ-listed drug discovery and development company he co-founded in 1991. From 1993 to 2001, Mr. Whitfield served as its Chief Executive Officer and, from November 2001 until his retirement in June 2003, as its Chairman. Mr. Whitfield remains on the board of Incyte Corporation. From 1984 to 1989, Mr. Whitfield held senior operating and business development positions with Technicon Instruments Corporation, a medical instrumentation company, and its predecessor company, Cooper Biomedical, Inc., a biotechnology and medical diagnostics company. Earlier, Mr. Whitfield spent seven years with the Boston Consulting Group’s international consulting practice. In addition to serving on the Incyte Board, since 2000 he has served as a director of Nektar Therapeutics, a NASDAQ-listed clinical-stage biopharmaceutical company, and he served as a past director of Solexa, Inc. from 2006 until its sale to Illumina in 2007. Mr. Whitfield received a B.S. in Mathematics from Oxford University and an M.B.A. from Stanford University.

In selecting Mr. Whitfield as a past nominee for election to the Board of Directors, the Board considered, among other things, Mr. Whitfield’s management and governance experience in the biotechnology and genomics industries gained primarily through his involvement in leading the growth and development of Incyte Corporation. The Board of Directors believes that Mr. Whitfield contributes to the Board’s understanding of the risks and opportunities faced by a rapidly growing global business. In addition, Mr. Whitfield’s experience as a management consultant contributes to the Board’s strategic understanding and review of our business opportunities. Mr. Whitfield also served as a director of Solexa, Inc. at the time we acquired Solexa, and through this position he gained an understanding of the DNA sequencing market, which is our fastest growing market, and associated product development issues.

DIRECTOR COMPENSATION

Our directors play a critical role in guiding our strategic direction and overseeing the management of the Company. Ongoing developments in corporate governance and financial reporting have resulted in an increased demand for such highly qualified and productive public company directors. The many responsibilities and risks and the substantial time commitment of being a director of a public company require that we provide adequate incentives for our directors’ continued performance by paying compensation commensurate with our directors’ workload. Our non-employee directors are compensated based upon their respective levels of Board participation and responsibilities, including service on Board committees. Directors who are our employees, such as Mr. Flatley, receive no separate compensation for their services as directors.

Our director compensation is overseen by the Compensation Committee of our Board of Directors, which makes recommendations to the Board of Directors on the appropriate amount and structure of our programs in light of then-current competitive practice. The Compensation Committee typically receives advice and recommendations from a compensation consultant with respect to its determination on director compensation matters.

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board of Directors.

Cash Compensation

Annual Retainer

During fiscal 2011, each of our non-employee directors was eligible to receive an annual cash retainer of $50,000, and the Chairman of the Board was eligible to receive an additional $20,000. The Board of Directors has determined not to make any changes to the amount of the foregoing annual retainers for the fiscal year ending on December 30, 2012.

Committee Fees

In addition, during fiscal 2011 each of our non-employee directors serving on one or more Board committees was eligible to receive the applicable fees set forth below.

	Fiscal 2011 Board Committee Fees ($)
	Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee	Diagnostics Advisory Committee
Chairperson	25,000	15,000	12,500	12,500
Member	15,000	10,000	7,000	N/A	(1)

(1)	The Diagnostics Advisory Committee has only one member, who is also the Chairperson.

The Board of Directors has determined not to make any changes to the foregoing applicable fees for the fiscal year ending on December 30, 2012.

Stock in Lieu of Cash Compensation

Non-employee directors may elect to receive shares of our common stock in lieu of all, but not less than all, cash retainers and Board committee fees (discussed above) otherwise payable by the Company to such director in a given calendar year. Shares issued to an eligible director electing to receive cash compensation in the form of shares will not be subject to vesting or forfeiture restrictions and will be issued on a quarterly basis. The number of shares issued to an eligible director electing to receive shares in lieu of cash will equal the amount of cash compensation otherwise payable by the Company to such director for the immediately preceding calendar quarter, divided by the weighted average closing price of our common stock during the immediately preceding calendar quarter (calculated by reference to each trading day during such quarter). No fractional shares will be issued, and in lieu of fractional shares, the Company will pay to such electing director an amount of cash equal to any such fractional share multiplied by the weighted average closing price of our common stock during the immediately preceding calendar quarter (calculated by reference to each trading day during such quarter).

Equity Compensation

Annual Awards

In connection with our 2011 annual meeting of stockholders, each of our non-employee directors received a stock option grant of 10,800 shares and an award of 1,440 RSUs, in each case granted under our Amended and Restated 2005 Stock and Incentive Plan. Each stock option grant has an exercise price equal to the fair market value of our common stock on the grant date, May 10, 2011, which was the date of our 2011 annual meeting of stockholders. Both the stock options and the RSUs vest on the earlier of (i) the one year anniversary of the grant date of the option or award and (ii) the date immediately preceding the date of the annual meeting of our stockholders for the year following the year of grant of the option or award. The Board of Directors has determined not to make any changes to the foregoing applicable awards for the fiscal year ending on December 30, 2012, which awards will be granted in connection with our 2012 Annual Meeting of Stockholders.

Awards Upon First Joining the Board of Directors

Upon first joining the Board of Directors, each non-employee director is eligible to receive a one-time stock option grant of 28,000 shares and an award of 4,000 RSUs, which grant or award is to be made automatically on the date the individual is elected a director, whether by stockholder approval or appointment by the Board, with a stock option exercise price equal to the fair market value of our common stock on the grant date. Both the stock options and the RSUs vest over a four-year period, with 25% vesting on the first anniversary of the grant and the remaining portion vesting monthly over the following 36 months and with 25% of the RSU vesting on each of the first four anniversaries of the grant.

Additional Benefits

Directors who receive RSUs are given the opportunity, at the time they execute award agreements providing for the RSU grant, to elect to receive, at the time the RSU vests, a portion of the award in cash rather than in shares in order to enable the director to satisfy his or her obligation to pay the federal income tax that becomes due at the time of such vesting.

In addition to the cash and equity compensation described above, we reimburse our non-employee directors for their expenses incurred in connection with attending Board and committee meetings. We do not provide directors with additional compensation for attending Board or committee meetings.

Non-Employee Director Compensation

The following table summarizes the total compensation paid by the Company to the non-employee directors for the fiscal 2011.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(3)(5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
William H. Rastetter	102,000	108,950	337,337	—	—	—	548,287
A. Blaine Bowman	75,000	108,950	337,337	—	—	—	521,287
Daniel M. Bradbury	75,000	108,950	337,337	—	—	—	521,287
Karin Eastham	77,500	108,950	337,337	—	—	—	523,787
Paul C. Grint(6)	—	108,950	337,337	—	—	—	446,287
Gerald Möller	62,500	108,950	337,337	—	—	—	508,787
David R. Walt	57,000	108,950	337,337	—	—	—	503,287
Roy A. Whitfield	65,000	108,950	337,337	—	—	—	511,287

(1)	Jay T. Flatley, our President and Chief Executive Officer, is not included in this table as he is our employee and receives no additional compensation for his service as a director. The compensation received by Mr. Flatley as our employee is shown in the Summary Compensation Table on page 49.

(2)	Includes cash received in lieu of stock at the time that an RSU award vests. Please see “Additional Benefits” above.
(3)	This reflects the grant date fair value of awards granted during fiscal 2011. Assumptions used in the calculation of these amounts are included in Note 10 to our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2012.
(4)	Each of the directors received an award of 1,440 RSUs on May 10, 2011 (the date of our 2011 annual meeting of stockholders), with a per share value of $75.66 (the closing price of our common stock on NASDAQ on May 10, 2011).
(5)	Each of the directors received a stock option award for 10,800 shares on May 10, 2011 (the date of our 2011 annual meeting of stockholders), with a per share exercise price of $75.66 (the closing price of our common stock on NASDAQ on May 10, 2011).
(6)	Dr. Grint waived fees payable in cash for Board and committee service totaling $60,000.

The following table shows the total number of unvested RSUs and total stock options held by each of our non-employee directors as of January 1, 2012:

	Unvested RSUs	Stock Options Outstanding
Name	Outstanding	Vested	Unvested
William H. Rastetter	1,440	135,500	10,800
A. Blaine Bowman	1,440	97,956	10,800
Daniel M. Bradbury	1,440	41,500	10,800
Karin Eastham	1,440	79,500	10,800
Paul C. Grint	1,440	89,500	10,800
Gerald Möller	4,400	10,500	28,300
David R. Walt	1,440	155,500	10,800
Roy A. Whitfield	1,440	70,700	10,800

STOCK OWNERSHIP OF

PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth the number of shares of our common stock beneficially owned by each of our directors and director nominees and each executive officer named in the Summary Compensation Table (the “named executive officers”), and by all of our directors, director nominees, and executive officers as a group.

The information set forth below is as of March 8, 2012 and is based upon information supplied or confirmed by the named individuals. The address of each person named in the table below is c/o Illumina, Inc., 5200 Illumina Way, San Diego, California 92122.

Name of Beneficial Owner	Common Stock Beneficially Owned (Excluding Stock Options)(1)	Stock Options Exercisable Within 60 Days of March 8, 2012(2)	Total Common Stock Beneficially Owned(1)(2)	Percent of Common Stock(3)
Jay T. Flatley(4)	310,841	1,849,999	2,160,840	1.7%
Christian O. Henry	12,927	202,066	214,993	*
Christian G. Cabou(5)	17,029	108,280	125,309	*
Nicholas J. Naclerio	1,546	109,243	110,789	*
Tristan B. Orpin	20,635	249,489	270,124	*
William H. Rastetter	93,920	146,300	240,220	*
A. Blaine Bowman	7,240	108,756	115,996	*
Daniel M. Bradbury	5,240	52,300	57,540	*
Karin Eastham	4,920	90,300	95,220	*
Paul C. Grint	5,640	100,300	105,940	*
Gerald Möller	5,440	23,633	29,073	*
David R. Walt(6)	1,059,286	166,300	1,225,586	*
Roy A. Whitfield	4,440	81,500	85,940	*
All directors, director nominees, and executive officers as a group (17 persons, including those directors and executive officers named above)	1,571,036	3,741,740	5,312,776	4.2%

*	Represents beneficial ownership of less than one percent (1%) of the issued and outstanding shares of common stock.
(1)	Includes shares of stock beneficially owned as of March 8, 2012. Also includes restricted stock units, or RSUs, vesting within 60 days of March 8, 2012. An RSU represents a conditional right to receive one share of our common stock at a specified future date.
(2)	Includes stock options that are exercisable as of March 8, 2012 and stock options that vest, or become exercisable, within 60 days of March 8, 2012.
(3)	Percentage ownership is based on 123,245,495 shares of common shares of common stock outstanding on March 8, 2012.
(4)	Includes 15,000 shares owned by Mr. Flatley’s children.
(5)	Includes 1,000 shares for which Mr. Cabou shares voting power with his spouse.
(6)	Includes 82,960 shares owned by Dr. Walt’s spouse.

The following table sets forth, as of March 8, 2012, the amount of beneficial ownership of each beneficial owner of more than five percent of our common stock:

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percent of Common Stock(1)
Capital Research Global Investors(2) 333 South Hope Street Los Angeles, CA 90071	13,975,676	11.3%
Baillie Gifford & Co.(3) Calton Square, 1 Greenside Row Edinburgh EH1 3AN Scotland UK	13,690,903	11.1%
Sands Capital Management, LLC(4) 1101 Wilson Blvd. Suite 2300 Arlington, VA 22209	11,122,866	9.0%
Morgan Stanley(5) 1585 Broadway New York, NY 10036	9,317,417	7.6%
Prudential Financial, Inc.(6) 751 Broad Street Newark, NJ 07102	7,029,429	5.7%
AllianceBernstein LP(7) 1345 Avenue of the Americas New York, NY 10105	6,920,656	5.6%
Edgewood Management LLC(8) 350 Park Avenue, 18th Floor New York, NY 10022	6,213,217	5.0%

(1)	Percentage ownership is based on 123,245,495 shares of common shares of common stock outstanding on March 8, 2012.
(2)	This information is based on a Schedule 13G/A filed with the SEC on February 9, 2012. Capital Research Global Investors reports that it has sole voting power with respect to 13,975,676 shares and sole dispositive power with respect to 13,975,676 shares.
(3)	This information is based on a Schedule 13G/A filed with the SEC on February 13, 2012. Baillie Gifford & Co. reports that it has sole voting power with respect to 10,199,418 shares and sole dispositive power with respect to 13,690,903 shares.
(4)	This information is based on a Schedule 13G/A filed with the SEC on February 14, 2012. Sands Capital Management, LLC reports that it has sole voting power with respect to 7,442,211 shares and sole dispositive power with respect to 11,122,866 shares and that such shares are beneficially owned by clients of Sands Capital Management, LLC.
(5)	This information is based on a Schedule 13G/A filed with the SEC on February 8, 2012. Morgan Stanley reports that it has sole voting power with respect to 9,128,819 shares and sole dispositive power with respect to 9,317,417 shares. We understand that the shares being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser and a wholly owned subsidiary of Morgan Stanley.
(6)	This information is based on a Schedule 13G/A filed with the SEC on February 14, 2012. Prudential Financial, Inc. has sole voting and sole dispositive power over 137,651 shares, shared voting power over 3,958,768 shares, and shared dispositive power over 6,891,778 shares, which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential indirectly owns 100% of equity interests of Jennison Associates LLC. As a result, Prudential Financial, Inc. may be deemed to have shared dispositive power over the 7,002,319 shares reported on Jennison Associates LLC’s Schedule 13G/A filed with the SEC on February 13, 2012. Jennison Associates LLC does not file jointly with Prudential Financial, Inc.; as such, shares included in Jennison Associates LLC’s Schedule 13G/A may also be included in the shares reported in the Schedule 13G/A filed by Prudential Financial, Inc.
(7)	This information is based on a Schedule 13G filed with the SEC on February 13, 2012. AllianceBernstein LP reports that it has sole voting power with respect to 6,333,000 shares, sole dispositive power with respect to 6,911,793 shares, shared voting power over 7,563 shares, and shared dispositive power over 8,863 shares. We understand that AllianceBernstein LP is a majority owned subsidiary of AXA Financial, Inc. (an indirect majority owned subsidiary of AXA SA) and that AllianceBernstein LP may be deemed to share beneficial ownership with AXA SA reporting persons by virtue of 8,863 shares of common stock acquired on behalf of general and special accounts of the affiliated entities for which AllianceBernstein LP serves as subadvisor.
(8)	This information is based on a Schedule 13G filed with the SEC on February 13, 2012. Edgewood Management LLC reports that it has shared voting power and shared dispositive power with respect to 6,213,217 shares. Edgewood Management LLC has disclaimed beneficial ownership in the shares it reported except to the extent of its pecuniary interest therein.

EXECUTIVE OFFICERS

The following table sets forth the names, ages, positions, and business experience during the past five years of our executive officers as of March 19, 2012:

Jay T. Flatley, age 59

President & Chief Executive Officer

•	1999 – present: present position
•	Joined Illumina 1999

Christian G. Cabou, age 62

Senior Vice President, General Counsel & Secretary

•	2006 – present: present position
•	2001 – 2006: general counsel for GE Global Research, General Electric Company’s advanced industrial research and development industrial laboratories
•	Joined Illumina 2006

Gregory F. Heath, Ph.D., age 54

Senior Vice President & General Manager, Diagnostics

•	2008 – present: present position
•

2004 – 2008: senior vice president for Roche Molecular Systems, Inc., responsible for its global molecular diagnostics business (2006-2008), global marketing and business development (2005-2006), and global product marketing (2004-2005)

•	Joined Illumina 2008

Christian O. Henry, age 44

Senior Vice President & General Manager, Genomic Systems

•	2012 – present: present position
•	2010 – 2012: Senior Vice President, Chief Financial Officer & General Manager, Life Sciences
•	2009 – 2010: Senior Vice President, Corporate Development & Chief Financial Officer
•	2006 – 2009: Senior Vice President & Chief Financial Officer
•	Joined Illumina 2005

Nicholas J. Naclerio, age 50

Senior Vice President, Corporate and Venture Development

•	2010 – present: present position
•	2007 – 2008: executive chairman of True Materials, a privately-held life science company that was acquired by Affymetrix, Inc.
•	2003 – 2005: chief executive officer of ParAllele BioScience, Inc., a privately-held life science company that was acquired by Affymetrix, Inc.
•	Joined Illumina 2010

Tristan B. Orpin, age 46

Senior Vice President & Chief Commercial Officer

•	2010 – present: present position
•	2007 – 2010: Senior Vice President, Commercial Operations
•	2002 – 2007: Vice President of Worldwide Sales
•	Joined Illumina 2002

Matthew L. Posard, age 44

Senior Vice President & General Manager, Translational and Consumer Genomics

•	2012 – present: present position
•	2007 – 2012: Vice President, Global Sales
•	2006 – 2007: Vice President, Marketing
•	Joined Illumina 2006

Mostafa Ronaghi, Ph.D., age 43

Senior Vice President & Chief Technology Officer

•	2008 – present: present position
•	2002 – 2008: principal investigator at Stanford University, where Dr. Ronaghi focused on the development of novel tools for molecular diagnostic applications
•	2007 – 2008: chairman and chief scientific officer for Avantome, Inc., a privately-held sequencing company co-founded by Dr. Ronaghi and acquired by Illumina in 2008
•	Joined Illumina 2008

Marc A. Stapley, age 42

Senior Vice President & Chief Financial Officer

•	2012 – present: present position
•	2009 – 2012: senior vice president, finance at Pfizer, Inc.
•	2007 – 2009: chief financial officer, Americas at Alcatel-Lucent USA, Inc.
•	2006 – 2007: controller, wireless business group at Alcatel-Lucent USA, Inc.
•	Joined Illumina 2012

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors determines the compensation for our executive officers. The Compensation Committee considers, adopts, reviews, and revises executive officer compensation plans, programs, and guidelines, and reviews and determines all components of each executive officer’s compensation. Compensation programs, and the compensation components, for the President and Chief Executive Officer are, additionally, subject to approval by the Board of Directors. The Compensation Committee also consults with management and Illumina’s employee rewards and benefits group regarding both executive and non-executive employee compensation plans and programs, including administering our equity incentive plans.

This section of the proxy statement explains how our executive compensation programs are designed and operate with respect to Illumina’s “named executive officers,” who are the CEO, CFO, and the three other most highly compensated executive officers in a particular year. For fiscal 2011, our named executive officers are:

•	Jay T. Flatley — President & Chief Executive Officer

•	Christian O. Henry — Senior Vice President & General Manager, Genomic Systems

•	Christian G. Cabou — Senior Vice President, General Counsel & Secretary

•	Nicholas J. Naclerio — Senior Vice President, Corporate & Venture Development

•	Tristan B. Orpin — Senior Vice President & Chief Commercial Officer

Recent “Say-on-Pay” Vote

In May 2011, we held a stockholder advisory vote to approve the compensation of our named executive officers, commonly referred to as a “say-on-pay” vote. We received favorable consideration, with over 97% of stockholder votes approving the proposal, affirming stockholder support for our approach to executive compensation. As a result, the Compensation Committee decided to retain our general approach in the 2012 fiscal year. The Compensation Committee will consider the outcome of the annual say-on-pay votes when making future compensation decisions.

Compensation Philosophy and Objectives

Our executive compensation and benefit programs aim to encourage our executive officers to continually pursue strategic opportunities, while effectively managing our day-to-day operations. Specifically, we have created a compensation package that combines short- and long-term components (cash and equity, respectively) at the levels we believe are most appropriate to motivate and reward our executive officers. The Compensation Committee and our management believe that the proportion of at-risk, performance-based compensation should rise as an employee’s level of responsibility increases.

Our executive compensation program is designed to achieve four primary objectives:

•	attract, retain, and reward executives who contribute to our success;

•	provide economic incentives for executives to achieve business objectives by linking executive compensation with our overall performance;

•	strengthen the relationship between executive pay and stockholder value through the use of long-term compensation; and

•	reward individuals for their specific contributions to our success.

Use of Market Data and Benchmarking

We strive to set executive compensation at competitive levels. This involves, among other things, establishing compensation levels that are generally consistent with levels at other companies with which we compete for talent.

During fiscal 2011, the Compensation Committee retained Radford, an Aon Hewitt Company, as the Compensation Committee’s advisor reporting directly to the Chairperson. The Compensation Committee maintains sole authority to retain and determine the work to be performed by Radford. During fiscal 2011, the Compensation Committee directed Radford to conduct a comprehensive formal review and analysis of our executive compensation and incentive programs relative to competitive benchmarks. This review consisted of a benchmarking analysis of our executive compensation philosophy and practices against prevailing market practices of identified peer group companies and broader industry trends. The analysis included the review of the total direct compensation (inclusive of salary, cash bonuses, and equity awards) of our executive officers. It was based on an assessment of market trends covering available public information in addition to proprietary data provided by Radford. The peer group was developed considering companies within the industry that have similar business challenges and complexities where we might recruit and lose executive talent.

The Compensation Committee considered a number of factors in defining the peer group, including industry competitors of similar revenue range, growth rates, employee size, and market capitalization range that we believe reflects the market for talent and stockholder investment. Many of the industry competitors are located in our geographical area, which reflects high cost-of-living areas and therefore impacts rate of pay.

The following companies made up the compensation peer group for fiscal 2011:

•	Affymetrix, Inc.
•	Alere Inc.
•	Beckman Coulter, Inc.(1)
•	Bruker Corporation
•	The Cooper Companies, Inc.
•	Edwards Lifesciences Corporation
•	Gen-Probe, Incorporated
•	Hologic, Inc.
•	IDEXX Laboratories, Inc.
•	Intuitive Surgical, Inc.
•	Life Technologies Corporation
•	National Instruments Corporation
•	PerkinElmer, Inc.
•	QIAGEN N.V.
•	ResMed Inc.
•	Waters Corporation

(1)	In 2011, Beckman Coulter, Inc. was acquired by Danaher Corporation.

We target our total direct compensation for executive officers at between the 60th and 75th percentile of compensation paid to executives within our compensation peer group, with the largest component of the total direct compensation being delivered through equity-based awards in order to retain our executives and align their interests with those of our stockholders. We may deviate from these general target levels to reflect the executive’s experience, the executive’s sustained performance level, and market factors as deemed appropriate by the Compensation Committee. The Compensation Committee reviews the information prepared by management from the Radford assessment, reviews each component of an executive’s compensation during the current year and prior years, and considers an executive’s contribution to the achievement of our strategic goals and objectives, the executive’s overall compensation, and other factors to determine the appropriate level and mix of compensation. An executive’s compensation is not determined by formula but, instead, in comparison to market and within our company to positions with similar responsibility and impact on operations.

Role of the Compensation Committee

The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies, and programs. The Board of Directors has determined that each member of the Compensation Committee is independent within the meaning, and meets the requirements, of Rule 16b-3 of the Securities Exchange Act of 1934 and the rules of The NASDAQ Global Select Market. The Compensation Committee functions under a written charter, which was adopted by the Board of Directors. The charter is reviewed annually and updated as appropriate. A copy of the charter is available on our website at www.illumina.com by clicking on “Company,” then “Investor Relations,” and then on “Corporate Governance.”

The primary responsibilities of the Compensation Committee are to:

•

recommend to the Board of Directors the amount and form of compensation to be paid to our Chief Executive Officer, taking into account the results of the Board of Director’s annual performance evaluation of the Chief Executive Officer;

•	review and approve the amount and form of compensation to be paid to our other executive officers and senior, non-executive employees;

•	exercise oversight of our compensation practices for all other non-executive employees;

•	administer our equity compensation plans; and

•

review and make initial (in the case of new hires) and periodic (in the case of then-current Company employees) determinations with respect to who is (i) an “executive officer” of the Company with reference to Rule 3b-7 of the Securities Exchange Act of 1934 and (ii) a “Section 16 officer” of the Company with reference to Rule 16a-1(f) of the Securities Exchange Act of 1934.

The Compensation Committee meets as often as it considers necessary to perform its duties and responsibilities. The Compensation Committee held six meetings during fiscal 2011, and it has held two meetings so far in 2012 to review and finalize compensation elements related to fiscal 2011. The Chairperson works with the Chief Executive Officer and the Vice President of Human Resources to establish the meeting agenda in advance of each meeting. The Compensation Committee typically meets with the Chief Executive Officer, Chief Financial Officer, General Counsel, Vice President of Human Resources, our external counsel, and, on occasion, with an independent compensation consultant retained by the Compensation Committee. When appropriate, such as when the Compensation Committee is discussing or evaluating compensation for the Chief Executive Officer, the Compensation Committee meets in executive session without management. The Compensation Committee receives and reviews materials in advance of each meeting. These materials include information that the independent compensation consultant and management believe will be helpful to the Compensation Committee, as well as materials that the Compensation Committee has specifically requested, including benchmark information, historical compensation data, performance metrics and criteria, the Board of Directors’ assessment of our performance against our goals, and the Chief Executive Officer’s assessment of each executive’s performance against pre-determined, individual objectives.

Components and Analysis of Fiscal 2011 Executive Compensation

For fiscal 2011, the principal elements of our executive compensation program are summarized in the following table and described in more detail below.

Compensation Element	Objective	Designed to Reward	Key Features Specific to Executives
Base Salary	To provide a competitive, fixed level of cash compensation for the executive officers	Experience, expertise, knowledge of the industry, duties, scope of responsibility, and sustained (and expected) performance	Adjustments are based on an individual’s current (and expected) future performance, base pay relative to our compensation peer group, and internal equity

Performance-Based Cash Compensation	To encourage and reward executive officers’ contributions in achieving strong financial and operational results by meeting or exceeding established goals	Success in achieving annual results	Annual performance-based cash compensation is based on a formula that includes achievement of corporate revenue and operating income goals and achievement of individual performance goals

Long-Term Equity Compensation	To retain executive officers and to align their interests with those of our stockholders in order to increase overall stockholder value	Success in achieving long-term results

Grants typically consist of both stock options and RSUs

Stock options generally vest monthly over a four-year period

RSUs vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date

Given our rapid growth and continued high growth profile, a majority of our executive officers’ compensation has been delivered, and is expected to be delivered, through long-term equity awards

Base Salary

Base salary is the primary fixed component of our executive compensation program. In general, executive officers with the highest level of responsibility have a lower percentage of their compensation fixed as base salary and a higher percentage of their compensation at risk. Base salary represented a relatively small percentage of total compensation (11% in 2011) for the named executive officers, as set forth in the Summary Compensation Table.

Salary levels are considered as part of our annual executive performance review process, as well as upon promotion or other material change in job responsibility. The Chief Executive Officer makes recommendations to the Compensation Committee for base salary changes for executive officers (excluding himself) based on performance and current pay relative to market practices for executive officers, other than himself. The Compensation Committee reviews these recommendations, makes any adjustments it considers necessary, and then approves the salary changes. The Compensation Committee recommends to the Board of Directors the base salary for our Chief Executive Officer based on performance and his current pay relative to other chief executives in our peer group. The Compensation Committee believes that increases to base salary should reflect the executive’s performance for the preceding year and pay level relative to similar positions in our peer group. Base salary increases also reflect anticipated future contributions of the executive.

Fiscal 2011 Base Salaries

As illustrated in the table below, the average salary increase for all named executive officers in fiscal 2011, other than for Mr. Orpin, was approximately 4.0%. Mr. Orpin received a 9.0% increase in his base salary for 2011 in recognition of Mr. Orpin’s success in managing our commercial operations, including sales, during fiscal 2010, which saw record revenue and sales in large part due to the launch of our HiSeq 2000 sequencing system.

Named Executive Officer	Position	2010 Base Salary ($)	2011 Base Salary ($)	% Increase
Jay T. Flatley	President & Chief Executive Officer	750,000	780,000	4.0%
Christian O. Henry(1)	Senior Vice President & General Manager, Genomic Systems	413,600	430,100	4.0%
Christian G. Cabou	Senior Vice President, General Counsel & Secretary	368,100	382,800	4.0%
Nicholas J. Naclerio	Senior Vice President, Corporate & Venture Development	325,000	339,600	4.5%
Tristan B. Orpin	Senior Vice President & Chief Commercial Officer	379,600	413,600	9.0%

(1)	Mr. Henry was our Chief Financial Officer during fiscal 2011.

Performance-Based Cash Compensation

In general, annual cash bonuses are paid out under our Variable Compensation Plan, or VCP. The VCP is an “at-risk” bonus compensation program designed to foster a performance-oriented culture, where individual performance is aligned with organizational objectives. The VCP provides guidelines for the calculation of annual non-equity, incentive-based compensation, subject to the Compensation Committee’s oversight and modification. Any executive officer that is hired during the year on or prior to October 1st is eligible to participate in the VCP for that year. Any bonus received by such executive is prorated based on the amount of time the executive officer served during the plan year.

Target Amounts and Weighted Components

For fiscal 2011, the Compensation Committee established target cash bonus amounts under the VCP, calculated as a percentage of each executive officer’s base salary. For our President and Chief Executive Officer, Mr. Flatley, the target cash bonus amount as a percentage of his base salary was 100%, which remained unchanged for fiscal 2011 as compared to fiscal 2010. For each of our named executive officers, other than Mr. Flatley, the target cash bonus amount as a percentage of base salary was 55%, which also remained unchanged for fiscal 2011 as compared to fiscal 2010.

Under the VCP, the target cash bonus amount is divided into three separate components with the following weighting (as a % of the target cash bonus amount):

•	50% based on the achievement of corporate revenue objectives (the “revenue VCP target”);

•	30% based on the achievement of corporate operating income objectives (the “operating income VCP target”); and

•

20% based on the achievement of individual performance objectives (the “individual performance VCP target”); however, if the applicable threshold objective levels are not met for both of the revenue VCP target and the operating income VCP target, then the individual performance VCP component will not be paid.

The Compensation Committee and the Board of Directors approve threshold, guidance, budget, and maximum levels for each component of the revenue and operating income VCP targets. Payments of the applicable component of the annual cash bonus amounts are based upon the achievement of such objectives for the year. No payouts are earned for a component if the threshold level is not achieved. Guidance and budget levels represent a range of our desired level of performance that the Compensation Committee and the Board of Directors believe are both attainable and practical based on a realistic estimate of our future financial performance. Maximum levels are designed to motivate and reward realistically achievable superior performance.

At the beginning of each year, our Chief Executive Officer develops corporate objectives focused primarily on financial performance and other critical corporate goals, such as new product introductions, market penetration, infrastructure investments, and consistency of operating results. The corporate objectives are based on our annual operating plan, which is approved by the Board of Directors at the beginning of each fiscal year. In addition, our Chief Executive Officer, together with each executive eligible to participate in the VCP, develops a corresponding set of objectives to measure individual performance for the year. The Compensation Committee reviews the corporate and individual objectives for all named executive officers, and both the Compensation Committee and the Board of Directors approve the corporate objectives and the individual objectives for our Chief Executive Officer.

Shortly following completion of the fiscal year, the Compensation Committee and the Board of Directors assess our performance against each of the revenue and operating income VCP targets, comparing the actual fiscal year results to the pre-determined threshold, guidance, budget, and maximum levels for each objective, and an overall percentage amount for the corporate financial objectives is calculated. The Compensation Committee (and the Board of Directors with respect to our Chief Executive Officer) also reviews the performance of each named executive officer against such officer’s individual objectives, and an overall percentage amount for the individual performance objectives is calculated. Although the operation of the VCP is largely formulaic, the Compensation Committee and the Board of Directors can use their discretion when determining the pay for our executive officers and also when assessing the attainment of individual and corporate performance goals.

Revenue VCP Target

For fiscal 2011, each executive had the potential to earn up to a maximum of 130% of the revenue VCP target based on the Company’s performance against the following fiscal 2011 revenue objectives (with the bonus amount calculated as a linear ratio for points between the threshold, guidance, budget, and maximum revenue objective levels):

	Threshold	Guidance	Budget	Maximum
Revenue Objective ($ in millions)	1,000.0	1,080.0	1,190.0	1,250.0
% of Revenue VCP Target Paid	50%	95%	100%	130%

Operating Income VCP Target

For fiscal 2011, each executive had the potential to earn up to a maximum of 130% of the operating income VCP target based on the Company’s performance against the following fiscal 2011 operating income objectives (with the bonus amount calculated as a linear ratio for points between the threshold, guidance, budget, and maximum operating income objective levels):

	Threshold	Guidance	Budget	Maximum
Operating Income Objective ($ in millions)(1)	317.0	343.0	412.0	437.0
% of Operating Income VCP Target Paid	50%	95%	100%	130%

(1)	Operating income is defined as the income from operations that excludes stock compensation expense, merger related charges, interest and other revenue and income tax expense.

Example Calculation

We have included a hypothetical example to demonstrate the calculation. For example, assume Executive A’s base salary for fiscal 2011 was $400,000 and that Executive A’s target cash bonus amount as a percentage of base salary was set at 55%. Executive’s A’s target bonus amount would be $220,000 (i.e., 55% x $400,000). Assuming that Executive A exceeded or outperformed all of his or her individual performance goals, Executive A’s actual bonus under the threshold, guidance, budget, and maximum financial objective levels could range from between $44,000 and $272,800 and would be determined as follows:

	Below Threshold ($)	At Threshold ($)	At Guidance ($)	At Budget ($)	At or Greater than Maximum ($)
Revenue VCP Target (50% x $220,000 = $110,000)	—	55,000	104,500	110,000	143,000
Operating Income VCP Target (30% x $220,000 = $66,000)	—	33,000	62,700	66,000	85,800
Individual Performance VCP Target (20% x $220,000 = $44,000)	—	44,000	44,000	44,000	44,000

Total	—	132,000	211,200	220,000	272,800

Performance-Based Cash Compensation Payments

The Compensation Committee met on December 12, 2011 and January 26 and February 1, 2012 to review fiscal 2011 corporate and executive goal performance, make determinations for fiscal 2012 performance-based incentive cash compensation awards based on the performance reviews, and establish the fiscal 2012 executive compensation plan.

The following table presents the performance-based cash compensation opportunities as a percentage of base salary and the actual amounts earned by each named executive officer for fiscal 2011:

Named Executive Officer	2011 Target Bonus as a % of Base Salary	Actual Bonus Payout ($)(1)	Actual Bonus Payout as a % of Base Salary(1)
Jay T. Flatley	100%	650,988	83%
Christian O. Henry	55%	197,457	46%
Christian G. Cabou	55%	184,158	48%
Nicholas J. Naclerio	55%	159,641	47%
Tristan B. Orpin	55%	183,031	44%

(1)	These bonuses were paid in February 2012 and reflect fiscal 2011 revenue that fell between the threshold and guidance objectives and operating income that fell between the guidance and budget objectives, in each case established for the fiscal 2011 VCP. Accordingly, the revenue VCP component (50% of target bonus) paid out at a level of 81.2% and the operating income VCP component (30% of target bonus) paid out at a level of 96.2%. The individual performance VCP component (20% of target bonus) was determined based on achievement of pre-established individual performance objectives.

Performance-based cash compensation awards made to named executive officers under the VCP for performance in fiscal 2009 and 2010 are reflected in the column titled “Non-Equity Incentive Plan Compensation” of the Summary Compensation Table on page 48. These bonuses were paid in February 2010 and February 2011, respectively.

Long-Term Equity Compensation

The Compensation Committee believes it is appropriate to align the interests of executives with those of stockholders. Accordingly, we award long-term incentives to reward performance and align executives with long-term stockholder interests by providing executives with an ownership stake in the Company, encouraging sustained long-term performance, and providing an important retention element to their compensation program. We believe that one of the most effective ways to accomplish this objective is to provide executive officers with a substantial economic interest in the long-term appreciation of our stock price through equity grants which in fiscal 2011 were in the form of stock options and RSUs. In keeping with our compensation philosophy to tie executive pay to stockholder value creation, executives realize value through stock options only to the extent that our stock price increases. RSUs also provide a long-term incentive for executives to remain with us, but do not have an exercise price and accordingly provide some amount of value to recipients regardless of our stock price. During 2011, we awarded approximately 20% of our total equity grants (as measured by grant date fair value) to our named executive officers in the form of RSUs as measured by the grant date fair value of the awards.

Determination of Long-Term Equity Compensation

To determine the value for long-term incentives granted to an executive each year, we consider the following factors:

•	the proportion of long-term incentives relative to base pay;

•	the executive’s impact on Company performance and ability to create value;

•	long-term business objectives;

•	awards made to executives in similar positions within our compensation peer group of companies;

•	the market demand for the executive’s particular skills and experience;

•	the amount granted to other executives in comparable positions at the Company;

•	the executive’s demonstrated performance over the past few years; and

•	the executive’s leadership performance.

In addition, the new hire equity grant made to an executive officer upon first joining the Company is based primarily on competitive conditions applicable to the executive officer’s specific position. The Compensation Committee also considers the number and type of equity awards owned by executive officers in comparable positions, including the executive’s prior position. Subsequent equity grants to executive officers are generally considered and, if appropriate, awarded in connection with their annual performance review each January. Such subsequent grants serve to maintain a competitive position for us relative to new opportunities that may become available to our executive officers and to enhance the retention features of the program.

Stock Options

New Hire Awards.    Stock options for newly-hired executives may be granted under our New Hire Stock and Incentive Plan or under our 2005 Stock and Incentive Plan, in each case on the date employment with us commences. New hire stock options granted prior to March 30, 2008 vest over a five-year period, with 20% of the options vesting on the first anniversary of the grant date and the remaining options vesting monthly over the next 48 months. New hire stock options granted on or after March 30, 2008 vest over a four-year period, with 25% of the options vesting on the first anniversary of the grant and the remaining options vesting monthly over the following 36 months. Each of the options has a maximum term of ten years, measured from the applicable grant date, subject to earlier termination if the optionee’s service with us ceases.

Subsequent Awards.    Stock options granted to executives subsequent to hiring are granted under our 2005 Stock and Incentive Plan. Prior to 2008, stock options granted under the 2005 Stock and Incentive Plan to executives subsequent to hiring vested monthly over a five-year period. Effective January 1, 2008, the Compensation Committee changed the vesting schedule for stock options to monthly vesting over a four-year period. Each of the options has a maximum term of ten years, measured from the applicable grant date, subject to earlier termination if the optionee’s service with us ceases.

Restricted Stock Units

Since January 1, 2008, long-term equity compensation packages to executives have included grants of RSUs. RSUs for newly-hired executives may be granted under our New Hire Stock and Incentive Plan or under our 2005

Stock and Incentive Plan, in each case on the date employment with us commences. New hire awards vest over four years with 25% vesting on each of the first four anniversaries of the grant date. In fiscal 2011, RSUs granted to executives subsequent to hiring were granted under our 2005 Stock and Incentive Plan and vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date. Vesting in all cases is subject to the individual’s continued service to us through the vesting date.

On March 8, 2012, the Compensation Committee approved changes to the long-term equity incentive compensation program for our executive officers for 2012 that places greater emphasis on performance-based long-term incentives. Beginning with the 2012 annual grant, long-term equity incentive compensation will be delivered through a combination of:

•	performance stock units (“PSUs”) that vest at the end of a three-year performance period based on the achievement of specified earnings per share targets at the end of the three-year period; and

•	time-based vesting RSUs that vest over a four-year period, with 25% of the RSU vesting on each of the first four anniversaries of the grant.

The PSUs will be granted under our 2005 Stock and Incentive Plan.

The PSU awards are intended to be an ongoing part of our long-term equity incentive compensation program. It is anticipated that the Compensation Committee will grant new PSU awards each year, based on earnings per share targets (or other appropriate financial metrics) established for a new three-year performance period commencing each year; however, the Compensation Committee is not obligated to grant PSUs or any other equity incentive awards each year.

Fiscal 2011 Long-Term Equity Compensation

The following table presents the long-term equity compensation awarded to each named executive officer based on grant date fair value and as a multiple of base salary for fiscal 2011:

Named Executive Officer	Stock Options (Grant Date Fair Value) ($)	RSUs (Grant Date Fair Value) ($)	Total ($)	Multiple of 2011 Base Salary
Jay T. Flatley	6,726,848	1,770,500	8,497,348	10.9
Christian O. Henry	2,400,329	416,040	2,816,369	6.5
Christian G. Cabou	1,580,704	416,040	1,996,744	5.2
Nicholas J. Naclerio	1,646,567	433,375	2,079,942	6.1
Tristan B. Orpin	1,756,338	462,290	2,218,628	5.4

Compensation Mix

The following table shows the mix of base salary, cash bonus, and long-term equity compensation for our named executive officers for fiscal 2011:

	Amount ($)	Percent
Base Salary	2,346,100	11%
Annual Cash Bonus(1)	1,375,275	6%
Long-Term equity Compensation(2)	17,609,031	83%

Total	21,330,406	100%

(1)	Bonuses were earned during fiscal 2011 and were paid in February 2012.
(2)	Reflects the grant date fair value of awards granted during fiscal 2011. Assumptions used in the calculation of these amounts are included in Note 10 to our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2012.

Potential Payments upon a Termination or Change in Control

Our executive management and other employees have built Illumina into the successful enterprise that it is today. We believe that the interests of stockholders will be best served if the interests of our executive management are aligned with them, and providing change-in-control benefits may eliminate, or at least reduce, the reluctance of executive management to pursue potential change-in-control transactions that may be in the best interests of stockholders. As such, we provide change-in-control severance benefits to our named executive officers. The initial term of all change-in-control severance agreements expired in August 2009, after which the agreements automatically renew annually for additional one year periods unless a notice of non-extension is provided by either party. None of the named executive officers have an employment agreement with us.

For purposes of these benefits, in general, a change in control is deemed to occur in any of the following circumstances:

•	any merger or consolidation in which we are not the surviving entity;

•	the sale of all or substantially all of our assets to any other person or entity;

•	the acquisition of beneficial ownership of a controlling interest in the outstanding shares of our common stock by any person or entity;

•

a contested election of our directors as a result of which or in connection with which the persons who were directors before such election or their nominees cease to constitute a majority of the Board of Directors; or

•	any other event specified by the Board of Directors.

Under the change-in-control severance agreements, the executive would receive benefits if he were terminated within two years following the change in control either:

•

by the Company other than for “cause,” which is defined in each change-in-control severance agreement to include repeated failure or refusal to materially perform his duties that existed immediately prior to the change in control, conviction of a felony or a crime of moral turpitude, or engagement in an act of malfeasance, fraud, or dishonesty that materially damages our business; or

•

by the executive on account of “good reason,” which is defined in each change-in-control severance agreement to include certain reductions in the executive’s annual base salary, bonus, position, title, responsibility, level of authority, or reporting relationships that existed immediately prior to the change in control, or a relocation, without the executive’s written consent, of the executive’s principal place of business by more than 35 miles from the executive’s principal place of business immediately prior to the change in control.

Pursuant to the change-in-control severance agreements, if a covered termination of the executive’s employment occurs in connection with a change in control, then, with the exception of the Chief Executive Officer, the executive is generally entitled to the following benefits:

•

a severance payment equal to one year of the executive’s annual base salary plus the greater of (a) the executive’s then-current annual target bonus or other target incentive amount or (b) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year;

•

a lump sum payment of the executive’s earned but unpaid compensation, including any earned but unpaid bonus or other incentive payment from any completed fiscal year, and a pro rata portion of the executive’s annual target bonus or other target incentive amount for the fiscal year in which the termination occurs;

•

payments of the executive’s group health insurance coverage premiums under COBRA law, including coverage for the executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year; however, our obligation to pay such premiums ceases immediately upon the date the executive becomes covered under any other group health plan;

•	continuance of the executive’s indemnification rights and liability insurance for a maximum of one year following termination;

•	continuation of the executive’s perquisites to which the executive was entitled for a period of 12 months or, in the case of Mr. Flatley, 24 months;

•	automatic vesting of the executive’s unvested stock options and equity or equity-based awards; and

•	certain professional outplacement services consistent with the executive’s position for up to two years following termination.

Our Chief Executive Officer is entitled to a severance payment equal to twice the sum of his annual base salary and the greater of his target or most recently paid or payable target bonus or other target incentives and 24 months (instead of 12 months) of continued certain medical and other benefits in addition to the benefits previously described for the other named executive officers.

The change-in-control severance agreements provide that each executive’s total change-in-control payment may be reduced in the event such payment is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, and such a reduction would provide a greater after-tax benefit for the executive. Additionally, change-in-control benefits are subject to limitations under IRC Section 280G “golden parachute” provisions. A full analysis of the financial impact of these limitations will be performed based on the facts and circumstances in the event a change in control were to occur.

Based upon a hypothetical change in control date of December 30, 2011, the last trading day of fiscal 2011, the potential payments upon a termination following a change-in-control for our named executive officers would have been as follows:

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Perquisites/Benefits ($)(4)	Total ($)
Jay T. Flatley	3,785,988	2,562,513	1,132,520	71,149	7,552,170
Christian O. Henry	872,452	793,963	596,538	46,374	2,309,327
Christian G. Cabou	784,897	707,385	248,974	38,188	1,779,444
Nicholas J. Naclerio	692,591	190,500	334,330	46,374	1,263,795
Tristan B. Orpin	832,033	736,422	167,644	46,374	1,782,473

(1)	As described above, under the change-in-control severance agreements, upon a qualifying termination following a change in control, each of the named executive officers would be entitled to (i) a severance payment equal to one year (two years for Mr. Flatley) of the executive’s annual base salary plus the greater of (two times the greater of for Mr. Flatley) (a) the executive’s then-current annual target bonus or other target incentive amount or (b) the annual bonus or other incentive paid or payable to the executive for the most recently completed fiscal year (“Severance Payment”); and (ii) a lump sum payment of the executive’s earned but unpaid compensation and a pro rata portion of the executive’s annual target bonus or other target incentive amount (“Earned Compensation”). Earned Compensation in the table above includes bonus payments for fiscal 2011, which were paid in February 2012. Mr. Flatley would be entitled to receive a Severance Payment equal to $3,120,000 and Earned Compensation equal to $665,988; Mr. Henry would be entitled to receive a Severance Payment equal to $666,723 and Earned Compensation equal to $205,729; Mr. Cabou would be entitled to receive a Severance Payment equal to $593,377 and Earned Compensation equal to $191,520; Mr. Naclerio would be entitled to receive a Severance Payment equal to $526,419 and Earned Compensation equal to $166,172; and Mr. Orpin would be entitled to receive a Severance Payment equal to $641,049 and Earned Compensation equal to $190,984.
(2)	The value of the stock options was calculated by multiplying the number of accelerated options by the difference between the exercise price and $30.48 (the closing price of our common stock on December 30, 2011). The value of the RSUs is based on the number of outstanding shares that would not ordinarily have vested December 30, 2011 multiplied by $30.48 (the closing price of our common stock on December 30, 2011).
(3)	As described below, under the deferred compensation plan upon a separation from service within 24 months of a change in control, each named executive officer will be entitled to his or her retirement benefit or termination benefit in a lump sum payment equal to the unpaid balance of all of his or her accounts. All of the amounts for all of the named executive officers consist of the termination benefits.
(4)	Represents payment of (i) the executive’s group health insurance coverage premiums under COBRA law, including coverage for executive’s eligible dependents enrolled immediately prior to termination, for a maximum period of one year (two years for Mr. Flatley) and (ii) professional outplacement services for up to two years following termination ($10,800 per year for each executive officer).

Deferred Compensation Plan

Illumina’s Deferred Compensation Plan effective December 1, 2007 (the “Deferred Compensation Plan”), provides key employees and directors with an opportunity to defer a portion of their salary, bonus and other specified compensation. The named executive officers participate in the Deferred Compensation Plan. The plan permits us to make discretionary contributions to the Deferred Compensation Plan on behalf of the participants, although we have not exercised such discretion. A participant is always fully vested in accounts under the plan attributable to a participant’s contributions and related earnings on such contributions. Upon a “change in control” (as defined in the plan) a participant will receive his or her “retirement benefit” or “termination benefit” (each as defined in the plan) in a lump sum payment equal to the unpaid balance of all of his or her accounts if a “separation from service” (as defined in the plan) occurs within 24 months following a change of control.

Other Benefits and Perquisites

We do not provide pension arrangements or post-retirement health coverage for our executives or employees, other than the change-in-control severance benefits previously discussed. Otherwise, we provide to our executives medical and other benefits that are generally available to other full-time employees, including dental, vision, and group term life insurance, AD&D premiums, a 401(k) plan, and an Employee Stock Purchase Plan. Our discretionary contributions to the 401(k) plan on behalf of each employee participating in the plan are set at up to 50% of the first 6% of employees’ contributions to the plan, based on our meeting certain financial targets.

All of our named executive officers participated in our 401(k) plan during fiscal 2011 and received matching contributions.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986 limits the deductibility of compensation payable in any tax year to the Chief Executive Officer and the other four most highly compensated executive officers. Section 162(m) stipulates that a publicly held company cannot deduct compensation to its top officers in excess of $1 million. Compensation that is “performance-based” compensation within the meaning of the Internal Revenue Code does not count toward the $1 million limit. We believe that compensation paid under the executive incentive plans is generally fully deductible for federal income tax purposes with the exception of RSUs. However, in certain situations, the Compensation Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executive officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

RESPECTFULLY SUBMITTED BY THE COMPENSATION COMMITTEE.

Roy A. Whitfield (Chairperson)
Daniel M. Bradbury
Paul C. Grint, M.D.
William H. Rastetter, Ph.D.

EXECUTIVE COMPENSATION

Summary Compensation Table

			Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)
Name and Principal Position	Year	Salary ($)	($)(1)	($)(1)			Total ($)

Jay T. Flatley	2011	779,423	1,770,500	6,726,848	650,988	16,388	9,944,147
President, Chief Executive	2010	749,615	907,500	4,007,025	922,500	22,334	6,608,974
Officer & Director	2009	749,162	839,100	3,599,150	498,731	9,778	5,695,921

Christian O. Henry(4)	2011	429,826	416,040	2,400,329	197,457	17,496	3,461,148
Senior Vice President, & General Manager,	2010	410,139	277,800	1,226,617	277,526	15,709	2,207,791
Genomic Systems	2009	390,203	296,364	1,372,847	159,600	6,502	2,225,516

Christian G. Cabou	2011	382,541	416,040	1,580,704	184,158	36,373	2,599,816
Senior Vice President, General	2010	367,882	277,800	1,226,617	246,995	17,260	2,136,554
Counsel & Secretary	2009	366,677	237,074	1,098,278	153,600	7,659	1,863,288

Nicholas J Naclerio(5)	2011	339,344	433,375	1,646,567	159,641	10,540	2,589,467
Senior Vice President,	2010	—	—	—	—	—	—
Corporate & Venture Development	2009	—	—	—	—	—	—

Tristan B. Orpin	2011	412,926	462,290	1,756,338	183,031	12,945	2,827,530
Senior Vice President & Chief	2010	379,403	277,800	1,226,617	258,887	13,118	2,115,825
Commercial Officer	2009	380,123	237,074	1,098,278	159,200	7,644	1,882,319

(1)	This reflects the grant date fair value of awards granted. Assumptions used in the calculation of these amounts are included in Note 10 our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2012.
(2)	Reflects bonuses earned during fiscal 2011, fiscal 2010, and fiscal 2009 under Illumina’s Variable Compensation Plan (VCP), which were paid in February 2012, February 2011, and February 2010, respectively. The VCP is described in the Compensation Discussion and Analysis, under the caption “Performance-Based Incentive Cash Compensation.”
(3)	These amounts represent Company contributions to 401(k) plans, Company-paid physical exams, compensation paid in lieu of paid time-off, and long-term disability premiums.
(4)	Mr. Henry served as our Chief Financial Officer throughout fiscal 2011.
(5)	Mr. Naclerio became a named executive officer in fiscal 2011; therefore information has been omitted for fiscal 2010 and 2009.

Grants of Plan-Based Awards Table

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Jay T. Flatley	February 1, 2011	—	225,000	70.82	6,726,848
	February 1, 2011	25,000	—	—	1,770,500
Christian O. Henry	January 31, 2011	—	82,000	69.34	2,400,329
	January 31, 2011	6,000	—	—	416,040
Christian G. Cabou	January 31, 2011	—	54,000	69.34	1,580,704
	January 31, 2011	6,000	—	—	416,040
Nicholas J. Naclerio	January 31, 2011	—	56,250	69.34	1,646,567
	January 31, 2011	6,250	—	—	433,375
Tristan B. Orpin	January 31, 2011	—	60,000	69.34	1,756,338
	January 31, 2011	6,667	—	—	462,290

(1)	Stock awards consist of RSUs. RSUs vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date.
(2)	All options granted vest in equal monthly installments over four years. Vesting is subject to the individual’s continued service to us through the vesting date.
(3)	The exercise price of stock options awarded is the closing market price of our common stock on The NASDAQ Global Select Market on the date of grant.
(4)	This reflects the grant date fair value of awards granted during fiscal 2011. Assumptions used in the calculation of these amounts are included in Note 10 to our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2012.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(1)	Market Value of Shares or Units of Stock that Have Not Vested ($)(2)
Jay T. Flatley	—	—		—	—	74,500	2,270,760
	25,000	—		4.30	2/25/2015	—	—
	500,000	—		10.49	1/30/2016	—	—
	688,333	11,667	(3)	20.04	1/25/2017	—	—
	220,312	4,688	(4)	33.80	2/1/2018	—	—
	182,291	67,709	(4)	27.97	1/29/2019	—	—
	107,812	117,188	(4)	36.30	1/28/2020	—	—
	51,562	173,438	(4)	70.82	2/1/2021	—	—
Christian O. Henry	—	—		—	—	22,645	690,220
	1,500	—		5.23	6/6/2015	—	—
	167	—		10.49	1/30/2016	—	—
	57,135	5,000	(3)	20.04	1/25/2017	—	—
	43,125	1,875	(4)	32.49	1/29/2018	—	—
	68,359	25,391	(4)	28.45	1/28/2019	—	—
	32,343	35,157	(4)	37.04	1/27/2020	—	—
	18,791	63,209	(4)	69.34	1/31/2021	—	—
Christian G. Cabou	—	—		—	—	20,999	640,050
	35,000	—		13.70	5/30/2016	—	—
	12,500	2,500	(3)	20.04	1/25/2017	—	—
	8,781	1,719	(4)	32.49	1/29/2018	—	—
	9,687	20,313	(4)	28.45	1/28/2019	—	—
	9,343	35,157	(4)	37.04	1/27/2020	—	—
	12,375	41,625	(4)	69.34	1/31/2021	—	—
Nicholas J. Naclerio	—	—		—	—	6,250	190,500
	73,333	146,667	(5)	43.37	6/29/2020	—	—
	12,890	43,360	(4)	69.34	1/31/2021	—	—
Tristan B. Orpin	—	—		—	—	21,666	660,380
	1,667	—		10.49	1/30/2016	—	—
	44,333	3,334	(3)	20.04	1/25/2017	—	—
	80,781	1,719	(4)	32.49	1/29/2018	—	—
	54,687	20,313	(4)	28.45	1/28/2019	—	—
	32,343	35,157	(4)	37.04	1/27/2020	—	—
	13,750	46,250	(4)	69.34	1/31/2021	—	—

(1)	Stock awards consist of RSUs. RSUs vest 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 30% on the third anniversary of the grant date, and 35% on the fourth anniversary of the grant date.
(2)	Market value of stock awards was determined by multiplying the number of unvested shares by $30.48, which was the closing market price of our common stock on The NASDAQ Global Select Market on December 30, 2011, the last trading day of fiscal 2011.
(3)	These options vest monthly over a five year period from the date of grant.
(4)	These options vest monthly over a four year period from the date of grant.
(5)	25% of these options vest over 13.5 months from the date of grant, and the remaining options vest monthly over the following 36 months.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jay T. Flatley	350,000	22,935,750	17,250	1,206,128
Christian O. Henry	157,500	7,010,900	6,209	431,368
Christian G. Cabou	71,000	2,429,190	5,540	385,100
Nicholas J. Naclerio	—	—	—	—
Tristan B. Orpin	91,667	4,851,456	5,540	385,100

(1)	Value realized on exercise of option awards is computed by determining the difference between the closing market price of our common stock on The NASDAQ Global Select Market on the dates of exercise and the exercise price per share exercised.

Nonqualified Deferred Compensation for Fiscal 2011

Name	Executive Contributions in Last Fiscal Year ($)(1)	Illumina Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
Jay T. Flatley	888,000	—	(26,894)	105,712	1,132,520
Christian O. Henry	383,144	—	(3,037)	149,349	596,538
Christian G. Cabou	194,433	—	(4,654)	—	248,974
Nicholas J. Naclerio	274,463	—	(22,069)	—	334,330
Tristan B. Orpin	—	—	(684)	—	167,644

(1)	Amounts included in the Summary Compensation Table in the “Salary” and “Non-Equity Incentive Plan Compensation” columns.
(2)	These amounts are not included in the Summary Compensation Table because plan earnings were not preferential or above market.
(3)	The Company made no contributions towards the deferred compensation plan for the participants in fiscal 2011 or prior years.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information about shares of our common stock that may be issued under our equity compensation plans, including compensation plans that were approved by our stockholders as well as compensation plans that were not approved by our stockholders. Information in the table is as of January 1, 2012.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted-Average Exercise Price per Share of Outstanding Options and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	12,674,546(1)	28.61(2)	20,954,111(3)
Equity compensation plans not approved by security holders	1,094,445(4)	37.64(2)	N/A(5)

Total	13,768,991	29.57(2)	20,954,111

(1)	Represents 9,198,700 shares issuable upon exercise of options and 3,475,846 shares issuable under restricted stock unit awards. Options outstanding include 655,597 options with a weighted-average exercise price of $18.50 that were assumed in connection with corporate acquisitions.
(2)	RSUs have been excluded for purposes of computing weighted-average exercise price.

(3)	Includes 5,219,902 shares available for grant under our 2005 Stock and Incentive Plan and 15,734,209 shares available for grant under our 2000 Employee Stock Purchase Plan.
(4)	Represents options granted under our New Hire Stock and Incentive Plan.
(5)	There is no set number of shares reserved for issuance under the New Hire Stock and Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We entered into a license agreement with Tufts University in 1998 in connection with the license of patents filed by Dr. David Walt, one of our directors. Dr. Walt is the Robinson Professor of Chemistry at Tufts University. Under that agreement, we pay royalties to Tufts University upon the commercial sale of products based on the licensed technology. Tufts University pays a portion of the royalties received from us to Dr. Walt, the amount of which is controlled solely by Tufts University. During fiscal 2011, no royalties received from us were shared with Dr. Walt by Tufts University.

All future transactions between us and our officers, directors, principal stockholders, and affiliates will be subject to approval by a majority of the independent and disinterested members of our Board of Directors, and will be on terms determined by such members of the Board of Directors to be no less favorable to us than could be obtained from unaffiliated third parties.

We have entered into indemnification agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify these persons to the fullest extent permitted by law in connection with certain claims that may arise generally relating to their acting in their capacities as our directors or executive officers.